Exhibit 99.4

Independent Auditor’s Review Report on the Quarterly Unaudited Standalone Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

1.	We have reviewed the accompanying statement of unaudited standalone financial results of Dr. Reddy’s Laboratories Limited (the “Company”) for the quarter ended June 30, 2020 (the “Statement”) attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

2.	This Statement, which is the responsibility of the Company’s Management and approved by the Company’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

4.	Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

per Balasubrahmanyam

Partner

Membership No.: 053315

UDIN: 20053315AAAACB8197

Place: Chennai

Date: July 29, 2020

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana, India.

CIN : L85195TG1984PLC004507

Tel     :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER ENDED 30 JUNE 2020

All amounts in Indian Rupees millions

		Quarter ended			Year ended
Sl. No.	Particulars	30.06.2020	31.03.2020	30.06.2019	31.03.2020
		(Unaudited)	(Audited)	(Unaudited)	(Audited)

1	Revenue from operations
	a) Net sales / income from operations	32,264	28,195	24,827	109,925
	b) License fees and service income	104	184	149	8,105
	c) Other operating income	76	138	111	474
	Total revenue from operations	32,444	28,517	25,087	118,504

2	Other income	6,447	1,274	4,714	7,432

	Total income (1 + 2)	38,891	29,791	29,801	125,936

3	Expenses
	a) Cost of materials consumed	7,882	6,543	5,839	25,565
	b) Purchase of stock-in-trade	3,003	2,261	2,479	11,172
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(1,929)	672	(675)	(999)
	d) Employee benefits expense	5,450	5,166	4,996	20,302
	e) Depreciation and amortisation expense	1,977	1,923	1,970	7,892
	f) Finance costs	140	118	121	478
	g) Selling and other expenses	8,751	8,667	8,141	33,768

	Total expenses	25,274	25,350	22,871	98,178

4	Profit before tax (1 + 2 - 3)	13,617	4,441	6,930	27,758

5	Tax expense / (benefit)
	a) Current tax	2,391	690	1,528	4,839
	b) Deferred tax	1,724	(1,277)	(79)	(6,458)

6	Net profit for the period / year (4 - 5)	9,502	5,028	5,481	29,377

7	Other comprehensive income
	a) (i) Items that will not be reclassified to profit or loss	(1)	85	4	88

	(ii) Income tax relating to items that will not be reclassified to profit or loss	-	(33)	-	(33)

	b) (i) Items that will be reclassified to profit or loss	360	(464)	(64)	(750)

	(ii) Income tax relating to items that will be reclassified to profit or loss	(128)	161	20	259

	Total other comprehensive income	231	(251)	(40)	(436)

8	Total comprehensive income (6 + 7)	9,733	4,777	5,441	28,941

9	Paid-up equity share capital (face value Rs. 5/- each)	831	831	831	831

10	Other equity				151,088

11	Earnings per equity share (face value Rs. 5/- each)

	Basic	57.31	30.34	33.06	177.23
	Diluted	57.18	30.28	33.01	176.88
		(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results.

DR. REDDY'S LABORATORIES LIMITED

Segment information	All amounts in Indian Rupees millions

		Quarter ended			Year ended
Sl. No.	Particulars	30.06.2020	31.03.2020	30.06.2019	31.03.2020
		(Unaudited)	(Audited)	(Unaudited)	(Audited)
	Segment wise revenue and results
1	Segment revenue
	a) Pharmaceutical Services and Active Ingredients	8,706	7,373	5,617	26,996
	b) Global Generics	25,241	22,606	20,828	89,774
	c) Proprietary Products	34	16	36	7,644
	Total	33,981	29,995	26,481	124,414

	Less: Inter-segment revenue	1,537	1,478	1,394	5,910
	Total revenue from operations	32,444	28,517	25,087	118,504

2	Segment results
	Profit / (loss) before tax and interest from each segment
	a) Pharmaceutical Services and Active Ingredients	5,686	438	(424)	1,465
	b) Global Generics	8,242	4,203	7,810	22,116
	c) Proprietary Products	(174)	(97)	(277)	6,525
	Total	13,754	4,544	7,109	30,106

	Less: (i) Finance costs	140	118	121	478
	(ii) Other un-allocable expenditure / (income), net	(3)	(15)	58	1,870
	Total profit before tax	13,617	4,441	6,930	27,758

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	These results have been prepared in accordance with the Indian Accounting Standards (Ind AS) notified under Section 133 of the Companies Act, 2013, read with the Companies (Indian Accounting Standards) Rules 2015 as amended.

2	"Other income" for the quarter ended 30 June 2020 includes

- Rs. 4,772 million received from Aurigene Pharmaceutical Services limited (APSL) during the quarter ended 30 June 2020, pursuant to sale of the contract development and manufacturing organisation (CDMO) division of the Custom Pharmaceutical Services (CPS) business of the Company.

- Rs. 516 million received of preference dividend declared by Dr. Reddy's Laboratories S.A. during the quarter.

3	On 10 June 2020, the Company completed the acquisition of select divisions of Wockhardt Limited’s branded generics business in India and the territories of Nepal, Sri Lanka, Bhutan and Maldives. The business comprises a portfolio of 62 brands in multiple therapy areas, such as respiratory, neurology, venous malformations, dermatology, gastroenterology, pain, and vaccines. This entire portfolio has been transferred to the Company, along with related sales and marketing teams, the manufacturing plant located in Baddi, Himachal Pradesh, and employees. The Company is in the process of determination of the fair value of consideration transferred, assets acquired and liabilities assumed. As at 30 June 2020, the Company, on a provisional basis, recognised Rs. 373 million and Rs. 14,141 million towards property, plant and equipment and intangible assets, respectively. The acquisition pertains to the Company's Global Generics segment.

4	"Other income" for the quarter ended 30 June 2019 includes dividend income of Rs. 392 million declared by Kunshan Rotam Reddy Pharmaceutical Company Limited during the quarter.

5	"Other income" for the quarter ended 30 June 2019 and year ended 31 March 2020 includes an amount of Rs. 3,457 million received from Celgene, pursuant to a settlement agreement entered in April 2019. The agreement effectively settles any claim the Company or its affiliates may have had for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of REVLIMID brand capsules, (Lenalidomide) pending before Health Canada.

6	Tax benefit for the year ended 31 March 2020 was primarily due to recognition of deferred tax asset of:

- Rs. 4,989 million towards MAT recoverable pursuant to enactment of Taxation Laws (Amendment) Act, 2019;

- Rs. 1,264 million pursuant to a planned restructuring activity between the group Companies

7	"Revenue from operations" for the year ended 31 March 2020 includes an amount of Rs. 7,486 million (U.S.$108.7 million) towards license fee for selling US and select territory rights for ZEMBRACE® SYMTOUCH® (sumatriptan injection) 3 mg and TOSYMRA® (sumatriptan nasal spray) 10 mg, (formerly referred to as “DFN-02”) to Upsher-Smith Laboratories, LLC. The costs associated with this transaction are Rs. 328 million.

8	The Company continues to consider the uncertainty relating to the COVID-19 pandemic in assessing the recoverability of receivables, goodwill, intangible assets, and certain investments. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. The Company based on its judgements, estimates and assumptions including sensitivity analysis expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

9	The unaudited results were reviewed by the Audit Committee of the Board and approved by the Board of Directors of the Company at their meeting held on 29 July 2020.

10	The figures of the quarter ended 31 March 2020 are the balancing number between audited figures in respect of the full financial year and the published unaudited year to date figures up to the third quarter of the relevant financial year, which are subject to limited review.

11	The results for the quarter ended 30 June 2020 presented were subjected to a “Limited review” by the Statutory Auditors of the Company. An unqualified report was issued by them thereon.

By order of the Board

For Dr. Reddy's Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 29 July 2020	Co-Chairman & Managing Director